FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*

MILLER, WILLIAM I.
(Last) (First) (Middle)

500 Washington Street
(Street)

Columbus, IN 47201
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Irwin Financial Corporation (IFC)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for (Month/Day/Year)
12/10/2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

__X__ Director
_____ 10% owner
__X__ Officer (give title below)
_____ Other (Specify below)

CHAIRMAN

7. Individual or Joint Group Filing (Check Applicable Line)
__X__ Form filed by One Reporting Person
____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	**12/09/2002**		**G**	**V**	**2,916 (1)**	**D**		**136,029**	**D**	
COMMON STOCK								**22,812**	**I**	**BY DAUGHTER (2)**
COMMON STOCK	**12/09/2002**		**G**	**V**	**2,916 (1)**	**A**		**12,971**	**I**	**BY DAUGHTER (3)**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ WILLIAM I. MILLER

_____   ___12/10/2002_____
**Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 4 (continued)

MILLER, WILLIAM I.   Irwin Financial Corporation (IFC)
500 Washington Street   12/10/2002
Columbus IN 47201

FOOTNOTES:

(1) REPRESENTS TRANSFER OF SHARES TO THE WILLIAM I. MILLER 1998 ANNUAL EXCLUSION TRUST, LYNNE M. MAGUIRE, TRUSTEE.

(2) AS CUSTODIAN FOR KATHERINE MAGUIRE MILLER, LAURA MARIE MILLER, AND EMILY ELIZABETH MILLER, CHILDREN OF WILLIAM I. MILLER UNDER THE UNIFORM TRANSFERS OF MINORS ACT. MR. MILLER EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF THE SECURITIES HELD FOR HIS CHILDREN.

(3) LYNNE M. MAGUIRE, TRUSTEE OF THE 1998 WILLIAM I. MILLER ANNUAL EXCLUSION TRUST U/A DATED 12/15/1998. MR. MILLER DISCLAIMS BENEFICIAL OWNERSHIP OF THE SECURITIES HELD BY THIS TRUST.